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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


              -----------------------------------------------------


              For the fiscal years ended December 31, 2001 and 2000


                        Commission File Number 001-31303


                             BLACK HILLS CORPORATION
                             RETIREMENT SAVINGS PLAN


                             BLACK HILLS CORPORATION
                                625 NINTH STREET
                                   PO BOX 1400
                         RAPID CITY, SOUTH DAKOTA 57709



     ----------------------------------------------------------------------

Black Hills Corporation
Retirement Savings Plan

Financial statements as of
December 31, 2001 and 2000
together with report of
independent public accountants

Index to financial statements and supplemental schedules                 Page


Report of independent public accountants                                   1

Statements of net assets available for benefits                            2

Statements of changes in net assets available for benefits                 3

Notes to financial statements                                              4

Schedule H, line 4i-- Schedule of Assets (Held At End of Year)             7

Schedule G, Part III-- Nonexempt Transactions                             10

Report of independent public accountants



To the Trustee of
Black Hills Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Black Hills Corporation Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Black Hills Corporation Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP



Minneapolis, Minnesota,
April 25, 2002

Black Hills Corporation Retirement Savings Plan

Statements of net assets available for benefits

As of December 31



                                               2001              2000
                                               ----              ----
CASH                                        $      6,546      $      7,995

INVESTMENTS, at fair value:                   29,205,700        31,615,328

CONTRIBUTIONS RECEIVABLE:
   Employee                                       20,346            15,989
   Employer                                        8,502             5,980

INVESTMENT TRANSACTIONS PENDING                   46,500             3,543
                                            ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS           $ 29,287,594      $ 31,648,835
                                            ============      ============

The accompanying notes are an integral part of these statements.

Black Hills Corporation Retirement Savings Plan

Statements of changes in net assets available for benefits

For the years ended December 31



                                                                                           2001             2000

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                                   $  31,648,835     $  24,240,845
                                                                                       -------------     -------------
INCREASES (DECREASES) DURING THE YEAR:
   Participant contributions                                                               2,771,292         3,905,269
   Employer matching contributions                                                           933,233           574,290
   Investment interest and dividends                                                         694,891         1,372,971
   Net appreciation (depreciation) in fair value of investments                           (5,150,125)        3,050,147
   Net realized gain on sale of investments                                                  132,449           363,713
   Administrative expenses                                                                    (4,350)           (2,750)
   Distributions to participants                                                          (1,738,631)       (1,855,650)
                                                                                       -------------     -------------
               Net increase (decrease) in net assets                                      (2,361,241)        7,407,990
                                                                                       -------------     -------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                                         $  29,287,594     $  31,648,835
                                                                                       =============     =============

The accompanying notes are an integral part of these statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

Notes to financial statements

December 31, 2001 and 2000


1    Description of the Plan
----------------------------

The following is not a  comprehensive  description  of the Plan and,  therefore,
does  not  include  all  situations  and   limitations   covered  by  the  Plan.
Participants should refer to the plan agreement for more complete information.

General

The Black Hills Corporation Retirement Savings Plan (the Plan) is a defined contribution plan for eligible employees of Black Hills Corporation and certain subsidiary companies of Black Hills Corporation (the Company). The eligible employees may have a percentage of their compensation withheld and contributed to the Plan, subject to limitations, as defined. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (the Code).

Merrill Lynch serves as the asset custodian and record keeper. The Plan is administered by the Black Hills Corporation Benefits Committee (the Committee). The Committee is the trustee of the Plan.

Plan expenses

Administrative fees of approximately $51,700 and $60,800 were paid by the Company in 2001 and 2000.

Eligibility and vesting

Employees are eligible to participate in the Plan on the first day of employment.

Participants are immediately vested in the value of their pretax salary reduction contributions. Participants vest 20 percent per year in employer matching contributions until reaching five years of service. At that time, participants are 100 percent vested in employer matching contributions.
Participants also become fully vested in employer matching contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Forfeitures from participant's who have terminated from the Plan prior to attaining 100 percent vesting rights are used to reduce the Company's annual matching contributions.

Contributions

The maximum percentage of compensation an employee may contribute to the Plan is 20 percent, with an annual maximum contribution of $10,500, as provided by the Code. There is no limit to the number of times participants may change their contribution percentages. Amounts contributed are invested at the discretion of plan participants in any of the 28 investment options or individual investments as directed by the participant.

Effective January 1, 2000 (May 1, 2000 for employees covered by a collective bargaining agreement), the Plan was amended to include a discretionary dollar-for-dollar Company matching contribution, up to a maximum of 3 percent of an individual participant's compensation.

Rollover contributions

The Plan received $382,579 and $2,102,946 in rollover transfers from other qualified plans in 2001 and 2000, respectively, which are included in participant contributions on the statements of changes in net assets available for benefits. In 2000 approximately $1.7 million of the rollover transfers came from participants who were formerly employed by Indeck Capital, Inc., which was merged into Black Hills Energy Capital, Inc in 2000.

Participant loans

The Plan contains a loan provision which allows participants to borrow up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances at an interest rate of 1 percent over the prime interest rate and to repay the loan through payroll deductions, with a maximum repayment period of five years. During 2001 and 2000, interest rates on outstanding participant loans ranged from 5.75 percent to 10.50 percent and from 8.75 percent to 10.50 percent. Loans are prohibited for terminated employees.

Distributions to participants

Employee account balances are distributable upon retirement, disability, death, termination from the Company or hardship. Upon the occurrence of one of these events, a participant (or the participant's beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or installment payments over a period of no more than 10 years.

Amendments and termination

The Company reserves the right to amend or terminate the Plan at any time. Upon termination of the Plan participants become 100 percent vested, and all assets will be distributed among the participants in accordance with plan provisions.

2    Summary of significant accounting policies
-----------------------------------------------

Basis of accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment valuation and income recognition

Investments of the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their historical cost. Unrealized appreciation or
depreciation  of  investments   represents   changes  in  the  market  value  of
investments.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amount of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Reclassification

Certain 2000 amounts have been reclassified to conform to the 2001 presentation. These reclassifications had no effect on net assets available for benefits or the net increase in net assets available for benefits as previously reported.

3    Investments
----------------

The investment options of the Plan at December 31, 2001 include collective trusts of Merrill Lynch, mutual funds, common stock of the Company and other investments as self-directed by participants. Units (shares) of the various investment funds are valued daily at net asset value (which equals market value). The investment options are participant directed and participants may change their investment elections daily.

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31:

                                                  2001              2000
                                                  ----              ----

Merrill Lynch Retirement Preservation Trust  $  4,136,646      $  3,173,244
Merrill Lynch Equity Index Trust 1              3,865,916         4,444,205
Managers International Equity Fund              1,865,202         2,490,145
Merrill Lynch Growth Fund                               *         2,103,703
Davis New York Venture Fund                     1,898,412         1,588,978
Black Hills Corporation common stock            9,044,297        11,958,351

*Under 5 percent.

4    Tax status
---------------

The Plan obtained its latest determination letter on October 9, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

5    Party-in-interest transactions
-----------------------------------

The Plan invests in Merrill Lynch funds and Black Hills Corporation stock. These transactions qualify as exempt party-in-interest transactions.

6    Risks and uncertainties
----------------------------

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Black Hills Corporation Retirement Savings Plan

(Employer identification number: 46-0458824) (Plan number: 003)

Schedule H, line 4i-- Schedule of Assets (Held At End of Year)

As of December 31, 2001


                                   Description                                           Cost**        Current value
--------------------------------------------------------------------------------   ----------------   ---------------
CASH FUND:
   Merrill Lynch Ready Assets*                                                                        $        25,454
                                                                                                      ---------------

               Total cash fund                                                                                 25,454
                                                                                                      ---------------
COLLECTIVE TRUSTS:
   Merrill Lynch Equity Index Trust 1*                                                                      3,865,916
   Merrill Lynch Retirement Preservation Trust*                                                             4,136,646
                                                                                                      ---------------
                       Total collective trusts                                                              8,002,562
                                                                                                      ---------------
MUTUAL FUNDS:
   Merrill Lynch Growth Fund*                                                                               1,390,695
   Merrill Lynch Pacific Fund*                                                                                 31,706
   PIMCO Total Return Fund                                                                                  1,455,429
   PIMCO Mid-Cap Growth Fund                                                                                   54,353
   Munder Framlington Health Care Fund                                                                        361,615
   Van Kampen Worldwide High Income Fund                                                                       11,506
   Oppenheimer Gold & Special Minerals Fund                                                                    36,549
   Seligman Communications Fund                                                                             1,343,600
   Oppenheimer Global Fund                                                                                    909,160
   Alliance Quasar Fund                                                                                        54,105
   Oppenheimer US Government Fund                                                                             144,090
   State Street Research Global Fund                                                                           33,913
   Franklin Balance Sheet Fund                                                                                143,077
   Pioneer Europe Fund                                                                                         57,036
   Federated International Income Fund                                                                         10,728
   Massachusetts Investors Growth Fund                                                                         95,056
   Davis New York Venture Fund                                                                              1,898,412
   Managers International Equity Fund                                                                       1,865,202
   Davis Series Convertible Securities Fund                                                                    89,430
   Vam Kampen Real Estate Securities Fund                                                                     145,517
   Merrill Lynch Capital Fund*                                                                                690,626
                                                                                                      ---------------
               Total mutual funds                                                                          10,821,805
                                                                                                      ---------------
COMMON STOCK:
   Black Hills Corp.*                                                                                       9,044,297
   Self-Direct Accounts:
   Abbott Labs                                                                                                  3,345
   ADC Telecommunctns Inc.                                                                                      1,380
   Allcopiers Corp.                                                                                                 1
   AOL Time Warner Inc.                                                                                        20,223
   Apple Computer Inc.                                                                                         41,610
   Ariba Inc.                                                                                                   1,392
   AT&T Wireless Services                                                                                       4,613
   AT&T Corp.                                                                                                  18,140



                                   Description                                           Cost**        Current value
--------------------------------------------------------------------------------   ----------------   ---------------

COMMON STOCK (continued):
   Avista Corp.                                                                                       $         1,989
   Calpine Corp.                                                                                                1,763
   Cendant Corp.                                                                                                5,883
   Charter Commncatns Inc A                                                                                     1,643
   Check Point Software Tech                                                                                    2,991
   Cisco Systems Inc.                                                                                          42,558
   Corning Inc.                                                                                                 2,676
   Cypress Semicndtr PV1CTS                                                                                     9,965
   E Trade Group Inc.                                                                                           4,100
   Echelon Corporation EL                                                                                       8,496
   EMC Corporation Mass                                                                                         8,064
   Ericsn LM TEL SEK10B ADR                                                                                     3,340
   Exxon Mobil Corp.                                                                                           39,300
   Fuelcell Energy Inc.                                                                                         3,881
   Globalsantafe Corp.                                                                                          9,468
   Globalstar Telecom                                                                                             178
   Grey Wolf Inc.                                                                                               5,940
   Hollywood Media Corp. FLA                                                                                    1,318
   Intel Corp.                                                                                                 20,443
   Intl Rectifier Corp.                                                                                         5,232
   Knight Trading Group Inc.                                                                                      826
   Koninkl Phil E NY SH NEW                                                                                     8,733
   Laser Vision Centers                                                                                           621
   LSI Logic Corp.                                                                                              1,262
   Lucent Technologies Inc.                                                                                     9,450
   Marketing Svcs Gp In New                                                                                        50
   Mcdata Corp. CL A DEL                                                                                           73
   Medarex Inc.                                                                                                 3,915
   Micron Technology Inc.                                                                                      15,500
   Motorola Inc.                                                                                                5,257
   Navarre Corp.                                                                                                  545
   Nokia Corp.                                                                                                 17,171
   Nortel Networks Corp. New                                                                                    1,492
   Pfizer Inc. Del                                                                                             19,925
   Philip Morris Cos Inc.                                                                                      22,925
   PMC Sierra Inc.                                                                                             14,882
   Protein Polymer Techs                                                                                       17,382
   Qlogic Corp.                                                                                                 4,451
   RF Micro Devices Inc.                                                                                          961
   Rite Aid Corporation                                                                                         2,530
   Safeguard Scientifics                                                                                          525
   Scientific Atlanta                                                                                           2,394
   Southwest Airlns Co.                                                                                        10,662


                                   Description                                           Cost**        Current value
--------------------------------------------------------------------------------   ----------------   ---------------

COMMON STOCK (continued):
   Texas Instruments                                                                                  $         4,200
   Wal Mart Stores Inc.                                                                                         8,632
   Worldcom Inc-MCI Group                                                                                          88
   Worldcom Inc-WORLDCOM GR                                                                                     4,083
                                                                                                      ---------------
               Total common stock                                                                           9,492,764

PARTICIPANT LOANS, with interest rates ranging from 5.75% to 10.50%*                                          863,115
                                                                                                      ---------------
               Total investments                                                                      $    29,205,700
                                                                                                      ===============

*Denotes party in interest.
**Cost is not required for participant-directed accounts.

Black Hills Corporation Retirement Savings Plan

(Employer identification number: 46-0458824) (Plan number: 003)

Schedule G, Part III -- Nonexempt Transactions

For the year ended December 31, 2001


                              Relationship to
                                 the Plan,       Description of transactions, including                    Interest
        Identity of          employer or other      maturity date, rate of interest,         Amount        incurred
      party involved         party in interest    collateral, and par or maturity value      loaned         on loan
-----------------------      -----------------   --------------------------------------    -----------   ------------
Black Hills Corporation           Sponsor        Lending of moneys from the Plan to the    $       974   $          -
                                                  employer (contributions not timely
                                                  remitted to the Plan), as follows:
                                                  Deemed loans dated 1/22/01 and
                                                  6/21/01, with respective maturities
                                                  of 2/21/01 and 6/26/01.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the 401K Retirement Savings Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       Black Hills Corporation
                                       401K Retirement Savings Plan


Date:  May 14, 2002                  By /s/ Roxann R. Basham
                                       ---------------------------------------
                                        Roxann R. Basham